SYDNEY, Australia, November 6, 2024 (GLOBE NEWSWIRE) -- IREN (NASDAQ: IREN) (together with its subsidiaries, “IREN” or “the Company”), today published its monthly investor update for October 2024. Key Highlights AI Cloud Services Bitcoin Mining  Additional 1,080 NVIDIA H200 GPUs being commissioned  Preparing data centers for liquid- cooled Blackwell GPUs  439 Bitcoin mined  21 EH/s installed (16 J/TH efficiency); 31 EH/s in 4Q 2024 Data Centers Corporate  1.4GW site target energization now April 2026  Ongoing discussions with multiple hyperscalers regarding monetization structures  1Q FY25 earnings to be released in coming weeks Key Metrics Oct-24 Sep-24 Aug-24 AI Cloud Services AI Cloud Services revenue $1.0m $0.7m $1.3m Electricity costs ($0.03m) ($0.01m) ($0.02m) Hardware profit margin1 97% 98% 98% Bitcoin Mining2 Average operating hashrate 19.9 EH/s 16.5 EH/s 10.9 EH/s Bitcoin mined 439 BTC 347 BTC 245 BTC Revenue (per Bitcoin) $64,165 $61,604 $61,150 Electricity cost (per Bitcoin) ($20,834) ($23,603) ($29,958) Mining revenue $28.2m $21.4m $15.0m Electricity costs3 ($9.1m) ($8.2m) ($7.3m) Hardware profit margin1 68% 62% 51% October 2024 Monthly Investor Update

Monthly Investor Update 2 AI Cloud Services Prince George NVIDIA H200 GPU cluster (November 2024) AI Cloud Services  816 NVIDIA H100 GPUs: Installed and operational  1,080 NVIDIA H200 GPUs: Currently being commissioned  1,896 H100 & H200 GPUs utilize less than 0.5% of IREN’s data center capacity4, supporting $32m of illustrative annualized hardware profit5  Design and procurement underway to accommodate liquid-cooled hardware, including NVIDIA Blackwell GB200 GPUs Bitcoin Mining On track for 31 EH/s in 4Q  Remaining S21 XP miner deliveries ongoing (13.5 J/TH), with final shipments scheduled for November  31 EH/s supports $344m illustrative annualized hardware profit5 October operations highlights  Monthly revenue: Increased by 32% to $28.2m, driven by ramp-up in operating hashrate to 21 EH/s and higher Bitcoin prices  Operating hashrate: Averaged 20 EH/s, including voluntary power price curtailment at Childress and ongoing T21 miner issues, currently being resolved with Bitmain  Electricity cost reductions: 12% reduction in electricity cost per Bitcoin mined, driven by an increased contribution from Childress, which offers lower unit electricity costs  Electricity cost at Childress: 3.06 c/kWh in October Current 4Q 2024 2025 Installed Under Construction Miner Options 31 EH/s 15 J/TH 50 EH/s 15 J/TH 21 EH/s 16 J/TH

Monthly Investor Update 3 Data Centers Childress Phase 4 (November 2024) 510MW of data centers in 2024  Childress Phase 3 (150MW): 4Q 2024 o Substation transformer installed o DC building construction and electrical works ongoing o Supports expansion to 31 EH/s in 2024  Childress Phase 4 – 6: 2025+ expansion o Civil works and procurement of long lead items ongoing o Data center building foundation construction underway for Phase 4 1.4GW site timeline accelerated  Target energization date for 1.4GW substation brought forward to April 2026  Procurement underway for key electrical items, including transformers and circuit breakers to support 1.4GW bulk and primary substations  800 acres of additional land secured (>1,300 total) Monetization opportunities  Ongoing discussions with multiple hyperscalers regarding monetization structures, including powered land leases, colocation, and build-to- suit options  Morgan Stanley process remains in progress Data Center Capacity (MW) Capacity (EH/s)6 Timing Status Canal Flats (BC, Canada) 30 1.6 Complete Operating Mackenzie (BC, Canada) 80 5.2 Complete Operating Prince George (BC, Canada) 50 3.0 Complete Operating Childress (Texas, USA) 200 11.1 Complete Operating Total Operating 360 21 Childress Phase 3 (Texas, USA) 150 10 4Q 2024 Under construction Childress Phase 4 - 5 (Texas, USA) 300 20 2025 Under construction Childress Phase 6 (Texas, USA) 100 2025 Under construction Total Operating & Construction 910 50 Development Site (Texas, USA) 1,400 2Q 2026 Connection underway Additional Pipeline >1,000 Development Total >3,000

Monthly Investor Update 4 Corporate CheatCode Conference, Sydney (October 2024) Upcoming events  Cantor Crypto, Digital Assets & AI Infrastructure Conference, Miami (Nov 13 – 14, 2024)  SC24, Atlanta (Nov 17 – 22, 2024)  Roth Technology Conference, New York (Nov 19 – 20, 2024)  B Riley Crypto & Energy Infrastructure Conference, New York (Dec 4, 2024)

Monthly Investor Update 5 Assumptions and Notes 1. Hardware profit margin for Bitcoin mining and AI Cloud Services is calculated as revenue less net electricity costs, divided by revenue (for each respective revenue stream) and excludes all other costs. 2. Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees). 3. Electricity costs are presented on a net basis and calculated as IFRS electricity charges net of realized gain/(loss) on financial assets (excluding one-off cost of $7.2m to close out August and September 2024 power hedges, as part of the transition to spot pricing), ERS revenue (included in other income) and ERS fees (included in other operating expenses). Figures are based on current internal estimates and exclude REC purchases. 4. Assumes 1.25kW power draw per GPU, 510MW of operating data center capacity (by end of 2024) and 1,896 NVIDIA H100 and H200 GPUs. 5. Illustrative Annualized Hardware Profit = illustrative revenue less assumed electricity costs (excludes all other site, overhead and Renewable Energy Certificate (“REC”) costs). Calculations assume hardware operates at 100% uptime. AI Cloud Services calculations assume 1.25kW power draw per GPU, $0.045/kWh electricity costs and lower end of a $2.00 - $2.50 per GPU hour revenue assumption range. Bitcoin mining calculations assume $70,000 (Bitcoin price), 728 EH/s (global hashrate), 3.125 BTC (block reward), 0.1 BTC (transaction fees), 0.15% (pool fees), 484MW (power consumption), $0.038/kWh electricity costs (4.5c/kWh BC, 3.5c/kWh Childress). See Forward-Looking Statements disclaimer below, including Non-IFRS Financial Measures. 6. Capacity to be installed comprises combination of Bitmain S21 Pro and S21 XP miners. Contacts Media Jon Snowball Sodali & Co +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707 Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.

Monthly Investor Update 6 Forward-Looking Statements This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for AI Cloud Services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety

Monthly Investor Update 7 requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity, the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Preliminary Financial Information The preliminary financial information included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update. Non-IFRS Financial Measures This investor update includes non-IFRS financial measures, including electricity costs (presented on a net basis) and hardware profit. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of non-IFRS financial measures. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. Electricity costs are calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of RECs. Illustrative Annualized Hardware Profit is calculated as illustrative revenue less assumed electricity costs (excludes all other site, overhead and REC costs).